Filed By Energy Transfer Equity, L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: The Williams Companies, Inc.
Commission File No.: 001-04174

Energy Transfer Confirms Terms of Williams Proposal
DALLAS, TEXAS – July 7, 2015 -- In response to inquiries from stockholders, Energy Transfer Equity, L.P. (NYSE: ETE) (“ETE”) today stated that despite recent turmoil in the world energy and financial markets, it is confirming its merger proposal, under which ETE would acquire all of the outstanding common stock of The Williams Companies, Inc. (NYSE: WMB) ("Williams" or "WMB") at a fixed exchange ratio of 0.9358 ETE Corp shares for each Williams share, representing a 32.4% premium to the Williams common share closing price as of June 19, 2015, based on ETE’s unit price on the same date.
Despite comments made by Williams management to research analysts and WMB stockholders, ETE continues to be open to engaging in the strategic alternatives process announced by Williams, but only if it is fair and even handed and is not designed to disadvantage ETE (and ultimately WMB shareholders) or unduly restrict ETE’s ability to pursue the proposed transaction.
Regardless of whether ETE participates in the Williams process, ETE is ready to provide confidential information to WMB without material restrictions so that WMB and its Board can understand what ETE believes to be the truly unique and compelling investment and return characteristics available to the Williams stockholders from this combination.
In the event that ETE is unable to participate in the Williams process, ETE remains fully committed to taking the necessary steps to implement the proposed transaction with Williams (including soliciting against the  Williams and Williams Partners L.P. (NYSE: WPZ) merger).
ETE continues to strongly believe that a merger with Williams and the addition of WPZ to its family of partnerships would create significantly more value for the Williams stockholders than the proposed merger of Williams and WPZ.
For additional information regarding ETE’s merger proposal, reference is made to ETE’s June 22, 2015 press release available on ETE’s website at www.energytransfer.com.
Energy Transfer Equity, L.P. (NYSE:ETE) is a master limited partnership which owns the general partner and 100% of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE: ETP), approximately 23.6 million ETP common units, approximately 81.0 million ETP Class H Units, which track 90% of the underlying economics of the general partner interest and IDRs of Sunoco Logistics Partners L.P. (NYSE: SXL), and 100 ETP Class I Units. On a consolidated basis, ETE’s family of companies owns and operates

Filed By Energy Transfer Equity, L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: The Williams Companies, Inc.
Commission File No.: 001-04174

approximately 71,000 miles of natural gas, natural gas liquids, refined products, and crude oil pipelines.
Forward-looking Statements
This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding ETE’s offer to acquire Williams, its expected future performance (including expected results of operations and financial guidance), and the combined company's future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words "anticipates," "expects," "intends," "plans," "should," "could," "would," "may," "will," "believes," "estimates," "potential," "target," "opportunity," "designed," "create," "predict," "project," "seek," "ongoing," "increases" or "continue" and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, ETP and SXL filed with the U.S. Securities and Exchange Commission (the "SEC") and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s and SXL’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP and SXL file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any potential business combination transaction between ETE, ETE Corp and Williams including the possibilities that ETE will not pursue a transaction with Williams and that Williams will continue to reject a transaction with ETE and fail to terminate its existing merger agreement with WPZ; (2) if a transaction between ETE, ETE Corp and Williams were to occur, the ultimate outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETE Corp and Williams, including the combined company's future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETE Corp common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETE common shares to Williams stockholders; (9) the ability to maintain Williams’ and WPZ’s current credit ratings and (10) the risks and uncertainties detailed by Williams and WPZ with respect to their respective businesses as described in their respective reports and documents filed with the SEC. All forward-looking statements attributable to us or any

Filed By Energy Transfer Equity, L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: The Williams Companies, Inc.
Commission File No.: 001-04174

person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. ETE undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.
Additional Information
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal which ETE has made for a business combination transaction with Williams. In furtherance of this proposal and subject to future developments, ETE and ETE Corp (and, if a negotiated transaction is agreed, Williams) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document ETE, ETE Corp or Williams may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ETE AND Williams ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Williams. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by ETE through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed by ETE and ETE Corp with the SEC will be available free of charge on ETE’s website at www.energytransfer.com or by contacting Investor Relations at 214-981-0700.
ETE and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of ETE’s general partner is contained in ETE’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ETE using the sources indicated above.

Filed By Energy Transfer Equity, L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: The Williams Companies, Inc.
Commission File No.: 001-04174

Contacts:
Investor Relations:
Energy Transfer
Brent Ratliff, 214-981-0795
or
Lyndsay Hannah, 214-840-5477
or
Innisfree M&A Incorporated
Arthur Crozier / Jennifer Shotwell / Scott Winter
212-750-5833
or
Media Relations:
Granado Communications Group
Vicki Granado, 214-599-8785
Cell: 214-498-9272
or
Brunswick Group
Steve Lipin, 212-333-3810
or
Mark Palmer, 214-254-3790